UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Onex Direct Lending BDC Fund

(Name of Issuer)

Onex Direct Lending BDC Fund

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest, Par Value $0.001 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Zachary Drozd

930 Sylvan Avenue

Englewood Cliffs, NJ 07632

(201) 541-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda

Steven Grigoriou

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

January 9, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed on January 9, 2026 (the “Statement”) by Onex Direct Lending BDC Fund (the “Company”) in connection with an offer by the Company (the “Offer”) to purchase up to 466,307 of its outstanding common shares of beneficial interest (the “Shares”) at a price equal to the net asset value per Share as of December 31, 2025, upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Statement.

This Amendment No. 1 is being filed pursuant to Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended, to file a written communication relating to the Offer. Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit to state that the Company’s net asset value per Share as of December  31, 2025 is $20.81:

(a)(1)(iv) Updated Letter to Shareholders

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONEX DIRECT LENDING BDC FUND

By:	/s/ Zachary Drozd
Name:	Zachary Drozd
Title:	General Counsel and Chief Compliance Officer

Dated: January 21, 2026

EXHIBIT INDEX

EXHIBIT

(a)(1)(iv)	Updated Letter to Shareholders

EX-FILING FEES	Calculation of Filing Fee Tables